EXHIBIT 1.01

Nabors Industries Ltd.

Conflict Minerals Report

 For the Year Ended December 31, 2016

It is the policy of Nabors Industries Ltd. and its consolidated subsidiaries (“Nabors” or “we”) to comply with all applicable laws, rules and regulations, as described in Nabors’ Code of Business Conduct (available at www.nabors.com).

To implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Securities and Exchange Commission (the “SEC”) issued Release No. 34-67716 and adopted Rule 13p-1 (“Rule 13p-1”) of the Securities Exchange Act of 1934, as amended.  Rule 13p-1 states that “[e]very registrant that files reports with the Commission under Sections 13(a) (15 U.S.C. 78m(a)) or 15(d) (15 U.S.C. 78o(d)) of the Exchange Act, having conflict minerals that are necessary to the functionality or production of a product manufactured or contracted by that registrant to be manufactured, shall file a report on Form SD within the period specified in that Form disclosing the information required by the applicable items of Form SD as specified in that Form (17 CFR 249b.400).”

This is Nabors’ Conflict Minerals Report for the year ended December 31, 2016. This Conflict Minerals Report was prepared in accordance with the provisions of Rule 13p-1 and the SEC’s Form SD.

Terms used throughout this Conflict Minerals Report are as defined in Rule 13p-1, Form SD and Release No. 34-67716.

Overview

As of December 31, 2016, we own and operate approximately:

•	400 actively marketed rigs for land-based drilling operations in the United States, Canada and approximately 20 other countries throughout the world; and
•	41 actively marketed rigs for offshore drilling operations in the United States and multiple international markets.

We also manufacture and lease or sell top drives and other rig equipment.

We are subject to Rule 13p-1 to the extent that products we manufacture contain conflict minerals necessary to their functionality or production.  The SEC currently defines the term “conflict minerals” to include cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum and tungsten.  In this Conflict Minerals Report, we refer to tin, tantalum, tungsten and gold collectively as the “3TG Minerals.”

Reasonable Country of Origin Inquiry

In order to perform a reasonable country of origin inquiry to determine whether any 3TG Minerals included in our products originated in the Democratic Republic of the Congo or adjoining countries (the “Covered Countries”), we first identified products we manufacture that contain vendor-supplied components with 3TG Minerals necessary to the functionality or production of the product.  We then compiled a list of all vendors that provide components or other materials for those products.  Using the template created by Electronic Industry Citizenship Coalition and Global e‑Sustainability Conflict‑Free Sourcing Initiative (the “EICC Template”), which was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain, we surveyed those vendors to determine the following:

•	whether any of the components supplied to us contained 3TG Minerals;
•	if 3TG Minerals were included in the components, which smelters were used by the vendor and its supply chain;
•	whether any of the smelters have not been certified as conflict-free by the EICC;
•	whether the vendor has its own due diligence process; and
•	whether the vendor has a policy regarding conflict minerals.

Based on the responses, vendors were placed into one of the following categories:

•	No Conflict Minerals Included—the products provided to us by the vendor do not include any 3TG Minerals;
•	Conflict Free—the products provided to us by the vendor include 3TG Minerals, but smelters have been identified and have been certified conflict-free by the EICC;
•	Not Conflict Free—the products provided to us by the vendor include 3TG Minerals, and one or more smelters identified by the vendor have not been certified conflict-free by the EICC;
•	Undeterminable—the products provided to us by the vendor may include 3TG Minerals, but the vendor has not yet finished its own due diligence and is unable to respond;
•	Insufficient Response—the vendor’s response is insufficient for classification in the categories above; or
•	Unresponsive—the vendor has not responded to the inquiry.

Only responses received as of May 15, 2016 were used in creating this Conflict Minerals Report.  Not all of our vendors have responded.  Every survey received was reviewed and, based upon the responses, we undertook further efforts with certain vendors to determine whether the 3TG Minerals in components supplied by those vendors originated in the Covered Countries from sources that directly or indirectly finance or benefit armed groups in the Covered Countries.

Due Diligence Standard

Our due diligence framework for 3TG Minerals is generally based on the OECD Due Diligence Guidelines for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition (the “OECD Guidelines”).  Both the OECD Guidelines and the EICC Template discussed above are nationally and/or internationally recognized frameworks.

Due Diligence Process

Based on the OECD Guidelines, we have designed our due diligence program to gather information, establish strong company management systems, identify and assess risks in the supply chain, design and implement a strategy to respond to identified risks and report annually on supply chain due diligence.  Our specific actions include communicating and interacting with vendors, using the EICC Template with our vendors and enhancing our contracting procedures to include conflict mineral-specific requirements.  We report periodically to our Risk Oversight Committee of the Board of Directors with respect to our compliance obligations.  We may carry out third-party audits of our diligence practices as may be appropriate in the future.

Products

We are not a vertically integrated manufacturer, do not have a direct relationship with any 3TG Mineral smelters and make no purchases in the Covered Countries.  However, we conducted an analysis of our products and found that 3TG Minerals are included in certain vendor-supplied components incorporated into some of our products, such as top drives, catwalks, automated floor wrenches, casing running tools, drawworks, control systems, offshore handling equipment, remote valve actuators and related products and instrumentation.  While we are several levels removed from the actual mining of conflict minerals, in accordance with Rule 13p-1, we conducted a reasonable country of origin inquiry for the 3TG Minerals included in our products and due diligence on the source and chain custody of potential conflict minerals. As described below, our due diligence efforts remain ongoing.

Continuing Steps

Our diligence efforts are continuing, and we continue to follow up with vendors in the Not Conflict Free, Undeterminable, Insufficient Response and Unresponsive categories in order to increase the rate of response to the EICC Template survey and identify the sources of 3TG Minerals necessary to the function or production of products we manufacture.  In addition, we have changed our contract procedures to require vendors to respond to conflict mineral related inquires and provide us with other related information.  We are also working to further develop our conflict minerals program and build transparency over our supply chain in accordance with the OECD Guidance.